INVEST IN **GROUNDFLOOR**

The OS for in-person community



San Francisco, CA

Featured Investors



Gale Wilkinson

Syndicate Lead

Invested in HumanQ, Areto Labs and 12 others

Follow

16 followers coinvesting $2K/deal

We are excited about Groundfloor for a number of reasons. The management team has proven their ability to execute since VITALIZE Fund II's initial investment in August 2022. All three co-founders have extensive startup and operations experience. Groundfloor's product offering is tech-first, making the experience seamless for customers. We believe that the company has taken a truly unique approach in the space with its focus on tech and community. Lastly, the revenue traction has been impressive as the company has achieved almost $2M in annual revenue. This is a truly unique opportunity for our angels to back a company at this stage.

Invested $1,000 this round & $750,000 previously

Highlights

1. LTV:CAC = 31:1
2. $2M ARR
3. Waitlist of 5,000

Our Founder

Jamie Snedden CEO

Pitch



GROUND FLOOR

The OS for in-person community

Our mission is to cure loneliness

PROBLEM

Social isolation is more dangerous than smoking 15 cigarettes a day

Odds of premature mortality



Lacking social connection
Smoking up to 15 cigarettes daily
Drinking 6 alcoholic drinks daily
Physical inactivity
Obesity
Air pollution
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
No effect
Confidence intervals

Sources: Office of the U.S. Surgeon General

PROBLEM

We are less connected than ever before

Time spent with others has decreased by 70% in 20 years...



60
50
40
30
20
Minutes per day
60
20
2003
2023

... and >4,000 people have applied to Groundfloor to fix this



Watch a sample here

Source: Office of the U.S. Surgeon General

SOLUTION

Groundfloor empowers anyone to find and build community



Infrastructure

- Modular physical space
- End-to-end community management platform



Connection

- Data-driven friend suggestions
- User-led groups



Marketplace

- Exchange of goods, services and ideas
- Peer-to-peer payments

PRODUCT - INFRASTRUCTURE

One platform to scale community management

Data & Analytics:
- Matching Algorithms, Profile & Experience Suggestions

Growth Engine:
- Waitlist, Tours, Dynamic Pricing, User Content, Referrals

Experience Management:
- Groundfloor / Member / Vendor - Hosted Events, Bookings

Member Management:
- Profiles, Interest Groups



GROUND FLOOR
EVENTS LIST
Search

Property Management:
- Reservations, Door Access, Inventory

Communication:
- Alerts, In-app Chat, Support

Finance:
- Invoicing, P2P Payments, Subscriptions, Payouts



PRODUCT - CONNECTION

We use data to initiate new friendships



Directory of neighbors
Searchable interests, passions, and life stages
Automated introduction suggestions

Product demo here

PRODUCT - CONNECTION

We give members the tools to start groups, and find their people



User-generated groups based on interests, hobbies and activities
Volunteer leaders
Conversations and comment threads
IRL events, trips, and meetups

Product demo here

PRODUCT - MARKETPLACE

We empower anyone to share and monetize their passions



Anyone can publish and host an experience
Experiences happen everywhere
Members book, and the host is paid

Product demo here

TRACTION

We launched 18 months ago and are approaching $2M run rate



Annualized run rate
$1.75M
$1.5M
$1.25M
$1M
$500K
$250K
Jan Mar May Jul Sept Nov Jan Mar May Jul Sept
2022
2023

188% revenue growth in the past 12 months

Business model
- $200 per month individual subscription
- Marketplace fees and paid experiences

TRACTION

We've supercharged the social lives of >1,000 people and counting



Members
900
800
700
600
500
400
300
200
100
Jan Mar May Jul Sept Nov Jan Mar May Jul Sept
2022
2023

Our members
- Average age 36
- 66% female
- 40% BIPOC

Hear their experiences:
- Kathleen
- Ning, Jessica and Andrew
- More on our Instagram

Forbes
Latest profile here

ENGAGEMENT

Groundfloor is an addictive product with compounding network effects

User-hosted experiences (monthly)


1,000
800
600
400
200
Experiences
Jan 22
May 22
Sept 22
Jan 23
May 23
Sept 23

Engagement (September 2023)

- >900 events and gatherings
- 45 active member-led groups
- 250 algorithmically generated connections
- 390 user-initiated connections

UNIT ECONOMICS

We earn back 4x our acquisition cost at first subscription payment


CAC (Blended)
$47
LTV
$1,440

Acquisition

- LTV:CAC = 31:1
- Waitlist of 5,000
- 30% referral rate
- Our LA community sold out in 6 minutes (!) on Sept 20 2023


Per Subscriber Unit Economics (Monthly)
$250
$200
$150
$100
$50
$0
MRR
Ancillary Revenues
COGS
Real Estate
OPEX
70%
Gross Margin

DEFENSIBILITY

Data and emotion is our moat

- Our connection algorithm is a proprietary combination of user generated data and unique offline datapoints
- Everything from initial application to time spent in person is measured, and this dataset is our moat
- Our product has a compounding emotional stickiness: the more friendships initiated for an individual, the deeper their network, the harder it is to leave
- **We have 95% monthly retention**



DEFENSIBILITY

Brick and mortar locations are our secret weapon - and we don't pay for them

We'll have 4 locations live by EOY


NorCal
San Francisco
Oakland
San Rafael
SoCal
Los Angeles

Brick and mortar playbook

- Find shuttered retail stores in residential neighborhoods
- Open at $0 upfront cost to us through landlord funded spaces and furniture leasing

- $1.5M ARR per location
- 500 members per location

OPPORTUNITY

One platform to power community in any form

Today		Future
User-led groups	**Existing local communities**	**Institutions (white label)**
	 Solid Grounds hotspot creative THE OPTIMIST COLLECTIVE worque All currently powered by Groundfloor OS	• Traditional social clubs • Hotel common space • Multi-family buildings • Schools and colleges • Co-working spaces

OPPORTUNITY

Build the Reddit of the physical world

	Centralized		Decentralized
IRL Social	SOHO HOUSE	→	GROUND FLOOR
Rides	NYC Taxi & Limousine Commission	→	Uber
Information	The New York Times	→	Reddit

OPPORTUNITY

$10B ARR available now; $15B by 2027

- 28-48 years old
- Live in large metro areas
- Employed full time
- Experience isolation

} 7.2M people, growing 15% YoY

7.2M	x	$1.4K	=	$10.2B
Number of potential customers		Value of each customer (based on current LTV)		Potential ARR

36,000
Number of members needed to hit $100M ARR (0.005% of TAM)

Sources: Statista, Harvard.edu, CNBC, Pew Research Center

Forward-looking projections are not guaranteed.

TEAM

We are architects, engineers, and community builders

Jamie Snedden, CEO
- Trained architect
- Fulbright Scholar
- 2nd time founder

HOSTMAKER, FULBRIGHT

Jermaine Ijieh, CPO
- Community builder
- Product and data lover
- 2nd time founder

UCL

Leutrim Rexhepi, CTO
- Full-stack dev
- 12+ years experience
- 3rd time founder

Early backers include:

Gaingels, 2048 Ventures, Sterling Road, Vitalize

Varsha Rao, Former COO, airbnb

ROADMAP

We will 10x our revenue in the next 24 months

Today	In 24 months
$2M ARR	$20M ARR
1,000 members	10,000 members
3 locations	16 locations
5 team members	10 team members

Product priorities

- Increase suggestion engine capabilities with public and private data layers
- Develop platform to accommodate self-serve tooling for third parties (Members, Vendors, and Operators)
- Build out automation and ruling of peer-to-peer payments
- Expand physical and virtual community engagement features: polls, beacon technology, loyalty system

Forward-looking projections are not guaranteed.

LONG TERM VISION

Most in-person communities in the world will begin through Groundfloor

Forward-looking projections are not guaranteed.

GROUND FLOOR
jamie@groundfloorclub.com